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                          March 7, 2023

       Jane Funk
       Chief Financial Officer
       West Bancorporation, Inc.
       1601 22nd Street
       West Des Moines, Iowa 50266

                                                        Re: West
Bancorporation, Inc.
                                                            Registration
Statement on From S-3
                                                            Filed on February
24, 2023
                                                            File No. 333-269988

       Dear Jane Funk:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Susan
Block at 202-551-3210 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance